Exhibit 99.1

SNDL Reports Second Quarter 2022 Financial and Operational Results

CALGARY, AB, Aug. 12, 2022 /CNW/ - SNDL Inc. (NASDAQ: SNDL) ("SNDL" or the "Company") reported its financial and operational results for the second quarter ended June 30, 2022. All financial information in this press release is reported in millions of Canadian dollars unless otherwise indicated. All results for the second quarter of 2021 exclude the subsequent acquisitions of Inner Spirit Holdings ("Spiritleaf") and Alcanna Inc. ("Alcanna"), which closed on July 20, 2021, and March 31, 2022, respectively.

The Company will hold a conference call and webcast at 8:30 a.m. EDT (6:30 a.m. MDT) on Monday, August 15, 2022. Please see the dial-in details within the release and additional information about SNDL's website at www.sndl.com.

This press release is intended to be read in conjunction with the Company's Financial Statements and Notes for the period and the accompanying Management's Discussion and Analysis ("MD&A"). These reports are available under the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

SNDL has also posted a supplemental investor presentation on its website.

SNDL REBRAND

Following its Annual and Special Meeting of Shareholders on July 25, 2022, Sundial Growers Inc. changed its legal name to SNDL Inc. In light of the evolution of SNDL's business over the past two years, management feels that this change more appropriately reflects the operating model and strategy of the Company.

Commenting on the rebrand, Zach George, SNDL's Chief Executive Officer, said: "The rapid and material changes to our business over the last two years have led to our original "Sundial Growers" identity becoming less relevant. We believe that the new SNDL brand better reflects our corporate activities and the undeniable impact that retail investor support has had on our survival and ability to build Canada's largest private sector distribution platform for liquor and cannabis. We continue to focus on delighting consumers with curated experiences and a robust selection of quality product offerings. SNDL embodies our path to the creation of a platform committed to excellence in the regulated products space."

SNDL has launched a new website that can be visited at www.sndl.com, along with a rebrand video at https://sndl.com/Overview/Videos/.

SECOND QUARTER 2022 FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	Record net revenue for the second quarter of 2022 of $223.7 million, compared to $9.2 million in the second quarter of 2021, representing a 2,344% increase.
•	Liquor Retail: Net revenue of $148.6 million for the second quarter of 2022.
•	Cannabis Retail: Net revenue of $63.5 million for the second quarter of 2022.
•	Cannabis Cultivation and Production: Net revenue of $11.6 million for the second quarter of 2022.
•	SNDL's second quarter of 2022 gross margin grew to $43.1 million, a record since its inception, up 1,627% from its second quarter of 2021 loss of $2.8 million.
•	Net loss of $74.0 million for the second quarter of 2022, compared to a $52.3 million net loss in the second quarter of 2021, a 41% increase.
•	Adjusted EBITDA loss of $25.9 million for the second quarter of 2022, including an adjusted EBITDA loss of $35.5 million from the Investments segment, compared to Adjusted EBITDA loss of $0.2 million in the second quarter of 2021. The change was significantly impacted by fair value adjustments from the SunStream joint venture in the second quarter of 2022.
•	For the six months ended June 30, 2022, the Company purchased and cancelled 0.5 million common shares at a weighted average price of $3.86 (US$2.98) per common share for a total cost of $2.0 million.
•	$900 million of cash, marketable securities, and long-term investments and no outstanding debt at June 30, 2022; $334.9 million of unrestricted cash at August 11, 2022.

"The SNDL team's dedication and perseverance have enabled us to make significant progress on our journey to becoming Canada's largest private sector distributor of both liquor and cannabis," said Zach George, Chief Executive Officer of SNDL. "We believe our unique asset base and balance sheet strength represent competitive advantages that we are determined to leverage for the benefit of our stakeholders. We are seeing market share gains through our retail network and this quarter our cannabis operations generated positive adjusted EBITDA for the first time in the Company's history. We continue to strengthen and transform our business while benefitting from vertical integration across our business segments under a shared services model with integration work expected to impact results over the next two quarters. Despite our encouraging results, we know there is still room for improvement, and we remain humbled by the opportunity before us. SNDL represents an opportunity for investors to gain exposure to North American regulated products in a manner that does not exist with any other public company today. We will continue to prioritize free cash flow generation with a focus on strengthening our distribution platform and using our credit portfolios to turn industry headwinds into long-term opportunities."

SECOND QUARTER 2022 KEY FINANCIAL METRICS

OPERATING SEGMENTS		---------Cannabis---------
($000s)	Liquor Retail	Retail	Cultivation and Production	Investments	Corporate	Total
As at June 30, 2022
Total assets	573,428	257,663	148,678	882,165	19,406	1,881,340
Three months ended June 30, 2022
Net revenue	148,637	63,494	11,564	—	—	223,695
Gross margin	33,528	13,897	(4,346)	—	—	43,079
Interest and fee revenue	—	—	—	2,577	—	2,577
Loss on marketable securities	—	—	—	(35,073)	—	(35,073)
Share of loss of equity-accounted investees	—	—	—	(37,978)	—	(37,978)
Depreciation and amortization	5,315	3,370	—	—	115	8,800
Earnings (loss) before tax	7,244	217	(7,963)	(92,278)	17,016	(75,764)

As at December 31, 2021
Total assets	—	153,624	147,887	1,093,596	29,155	1,424,262
Three months ended June 30, 2021
Net revenue	—	—	9,151	—	—	9,151
Gross margin	—	—	(2,821)	—	—	(2,821)
Interest and fee revenue	—	—	—	3,344	—	3,344
Gain on marketable securities	—	—	—	2,362	—	2,362
Share of profit of equity-accounted investees	—	—	—	3,724	—	3,724
Depreciation and amortization	—	—	828	—	103	931
Earnings (loss) before tax	—	—	(75,451)	9,051	14,113	(52,287)

SECOND QUARTER 2022 RESULTS

SNDL's business is operated and reported in four segments: Liquor Retail, Cannabis Retail, Cannabis Production and Cultivation, and Investments.

Liquor Retail

As a result of the Alcanna acquisition, SNDL is now Canada's largest private sector liquor retailer, operating 170 locations, predominantly in Alberta, under its three retail banners: "Wine and Beyond", "Liquor Depot" and "Ace Liquor". The Liquor Retail segment's stable and growing cash flow profile and best-in-class retail operations expertise have accelerated SNDL's retail growth and vertical integration strategy. The second quarter of 2022 is SNDL's first full quarter of reporting liquor retail revenue following the completion of the acquisition.

  Gross revenue for Liquor Retail sales for the three banners combined was $148.6 million for the second quarter of 2022.
  Gross margin in the Liquor Retail segment was $33.5 million, or 22.6% of sales. Despite fluctuations in sales due to market conditions and retail competition, the Company has stabilized its margin through a pricing and mix strategy in the second quarter of 2022. While customer count is down by 5% year-to-date, largely due to a return to on-premises consumption in a post COVID-19 environment, the average basket size is up 2%. The Company sees larger basket sizes at their Wine & Beyond locations, where consumers come for the experiential, destination shopping approach to liquor retail.
  SNDL's liquor banners' market share in Alberta was 17.6% in the second quarter of 2022, with Wine & Beyond representing 2.9% with only 11 stores, showcasing the continued and increasing popularity of the banner. SNDL is exploring opportunities to expand the Wine & Beyond store footprint in Alberta, British Columbia, and Saskatchewan.
  Moving forward, the Company will seek to optimize profitability and cash flow for the Liquor Retail segment by focusing on cost discipline, margin accretive products, monetizing intellectual property, and leveraging its retail footprint to develop an e-commerce platform.
  As of August 11, 2022, the Ace Liquor store count is 138, the Liquor Depot store count is 20 and the Wine and Beyond store count is 12.

Cannabis Retail

With the acquisition of our interest in Nova Cannabis Inc. ("Nova")  through the Alcanna acquisition, SNDL's expanded retail network has significantly increased the Company's retail market share and its exposure to a broader consumer base. It also provides direct access to more comprehensive customer data, and the Company expects revenue increases from the continued integration of its distribution channels. Cannabis retail operating results include 100% of Nova's results as a majority owned subsidiary.

  Gross revenue from the Cannabis Retail segment for the second quarter of 2022 was $63.5 million, compared to $7.5 million in the first quarter of 2022, a 746% increase. Value Buds sales were the material driver of the increase with $56.3 million of revenue during the second quarter of 2022.
  Gross margin of $13.9 million, or 21.9% of sales, increased from $3.3 million, compared to Q1 2022 primarily due to Value Buds' pricing strategy.
  In the second quarter of 2022, Value Buds and Spiritleaf's combined market share represents 9.8% in the privatized provincial markets, solidifying SNDL's position as a leading national multi-banner cannabis retail operator.
  The Company successfully launched its first private label program with Spiritleaf Selects in Alberta, Saskatchewan, Manitoba, and Ontario in 3.5 gram dried flower and 3 x 0.5 gram pre-roll formats.
  As of August 11, 2022, the Spiritleaf store count is 103 (20 corporate stores and 83 franchised stores) and the Value Buds store count is 82.

Cannabis Cultivation and Production

SNDL remains committed to its cultivation and processing activities, including continuous improvement of its product offerings while focusing on cost optimization and the most competitive and profitable strains and brands.

  Gross revenue from the Cannabis Cultivation and Production segment for the second quarter of 2022 was $15.4 million, compared to $11.3 million in the first quarter of 2022, a 36% sequential improvement and a 21% year-over-year improvement.
  Net loss for the segment during the second quarter of 2022 was $8.0 million, compared to a $75.4 million loss in the second quarter of 2021
  Adjusted EBITDA was $3.4 million, in the second quarter of 2022, compared to negative $11.0 million in the same period of 2021. This represents SNDL's first positive Adjusted EBITDA quarter in the Cannabis Cultivation and Production segment. The significant improvement in Adjusted EBITDA can be attributed to higher sales volumes, improved margin on an adjusted basis, reductions to SMG&A, and greater discipline over inventory management driving a reduction in price discounts for provincial board sales during the first half of 2022.
  Average price per gram sold for the second quarter of 2022 was $3.18, compared to $1.69 for the second quarter of 2021. The increase of $1.49 per gram sold reflects an improved margin strategy as the Company has shifted its mix and increased its price per gram in select provinces through a disciplined revenue management initiative.
  Cost of sales per gram sold for the second quarter of 2022 was $2.64, compared to $1.76 for the second quarter of 2021. The increase of $0.88 per gram sold reflects the Company's move away from business-to-business bulk flower transactions that made up a larger portion of its sales mix in the second quarter of 2021.
  Gross margin results for the second quarter of 2022 was negative $4.3 million, compared to negative $2.8 million for the three months ended June 30, 2021. The gross margin results include a $3.9 million inventory impairment and fair value changes in the accounting for inventory and biological assets.
  Cultivation consistency also hit records in the second quarter of 2022 with the highest monthly weighted average potency in SNDL's history for June 2022 with 25.1% THC. The prior record month was May 2022, with 24.3% THC. SNDL's weighted average yield per square foot continues to increase with an average weighted yield of 57 grams per square foot.
  SNDL is tailoring its product innovation strategy based on increased use of data analytics and access to a broader consumer base. SNDL will be launching several new large-pack formats in an effort to monetize bulk inventory. The Company expects margin growth to be impacted in the short term as it brings these products to market primarily through its owned retail network.
  SNDL has received its international export permit and is on track to dispatch its first shipment to Israel in the third quarter of 2022. While SNDL continues to focus on the Canadian market, the Company is also looking at additional opportunities to increase revenue for its Cannabis Cultivation and Production segment.
  The Company has expanded its national footprint to all 10 provinces by introducing SNDL's branded products to Newfoundland and Labrador

Investments

  Revenue from the Investments segment for the second quarter of 2022 was a loss of $35.1 million, compared to $2.4 million in the second quarter of 2021. The decrease was primarily due to accounting fair value adjustments reflecting an increase in the assumed risk-free rate and the deterioration in overall cannabis credit market conditions.
  As of the end of the second quarter of 2022, the Company had deployed capital on several cannabis-related investments totaling $689 million, including $490 million to the SunStream Bancorp Inc. joint venture ("SunStream"). For the second quarter of 2022, the investment portfolio generated interest and fee revenue of $2.6 million ($3.3 million in the second quarter of 2021), share of the profit of equity-accounted investees generated from investments by SunStream of negative $38.0 million ($3.7 million in the second quarter of 2021), and an investment loss of $35.1 million (gain of $2.4 million in the second quarter of 2021) on marketable securities, which includes unrealized losses on publicly disclosed strategic investments in Village Farms International, Inc. and The Valens Company Inc.
	Three months ended June 30		Six months ended June 30
($000s)	2022	2021	2022	2021
Interest and fee revenue
Interest revenue from investments at amortized cost	818	328	1,813	441
Interest and fee revenue from investments at Fair Value Through Profit or Loss	543	2,100	2,659	4,282
Interest revenue from cash	1,216	916	1,966	1,470
	2,577	3,344	6,438	6,193
Investment revenue
Realized gains	265	4,211	389	12,230
Unrealized (losses) gains	(35,338)	(1,849)	(53,172)	3,032
	(35,073)	2,362	(52,783)	15,262
Revenue from direct investments	(32,496)	5,706	(46,345)	21,455
Share of profit (loss) of equity-accounted investees	(37,978)	3,724	(33,887)	3,724
Total investment activities	(70,474)	9,430	(80,232)	25,179

Consolidated Financial Results

General and Administrative Expenses

General and administrative expenses for the three months ended June 30, 2022 were $40.3 million, compared to $10.1 million for the three months ended June 30, 2021. The increase of $30.2 million was mainly due to increases in salaries and wages and office and general expenses from the Alcanna and Inner Spirit acquisitions.

Net Loss

Net loss for the three months ended June 30, 2022 was $74.0 million, compared to a net loss of $52.3 million for the three months ended June 30, 2021. The increased loss of $21.7 million was largely due to investment losses of $37.4 million, share of loss of equity-accounted investees of $41.7 million, higher general and administrative expenses of $30.2 million, depreciation and amortization of $7.9 million and finance costs of $26.5 million, partially offset by an increase in gross margin of $45.8 million, lower asset impairment of $58.2 million, lower transaction costs of $8.7 million and a positive change in fair value of derivative warrant liabilities of $3.8 million.

Adjusted EBITDA

Adjusted EBITDA was a loss of $25.9 million for the three months ended June 30, 2022, compared to a loss of $0.2 million for the three months ended June 30, 2021, driven primarily by the Sunstream equity pickup of a $38M loss.

The increased Adjusted EBITDA loss was primarily due to a decrease in share of profit of equity-accounted investees, an increase in general and administrative expenses due to the inclusion of Alcanna and Spiritleaf and a decrease in realized gain on marketable securities. The decrease was partially offset by an increase in gross margin including Alcanna and Spiritleaf.

Liquidity Position

  Effective July 25, 2022, the Company's common shares were consolidated on a one share for each ten shares outstanding basis pursuant to shareholder approval at the Company's annual and special meeting of shareholders.
  As at June 30, 2022, and August 11, 2022, the Company had an unrestricted cash balance of $363 million and $334.9 million, respectively, and a total of 238 million post-consolidation shares outstanding as at August 11, 2022.
  For the six months ended June 30, 2022, the Company purchased and cancelled 0.5 million common shares at a weighted average price of $3.86 (US$2.98) per common share for a total cost of $2.0 million. SNDL has $98 million remaining under its current buyback program allowing the Company to repurchase from time to time at prevailing market prices, enabling SNDL to opportunistically return value to shareholders. The share repurchase program expires on November 19, 2022.

STRATEGIC AND ORGANIZATIONAL UPDATE

SNDL remains focused on building long-term shareholder value through vertical integration, the accretive deployment of cash resources, the expansion of its retail distribution network, the further streamlining of the Company's operating structure, and the enhanced offering of high-quality brands.

Alcanna Integration Update

  Through the acquisition of Alcanna, SNDL's retail footprint is expected to facilitate customer relationships and capture additional economies of scale.
  By gaining insight into thousands of daily shopper transactions at over 350 retail stores, SNDL has begun to optimize offerings, pricing, and promotions in both liquor and cannabis locations to better serve customers.
  Additionally, SNDL expects to continue accessing profitable opportunities and will launch a Value Buds private label flower product. SNDL will continue to develop various offerings and targeted merchandising strategies for its entire retail portfolio.
  Since the closing of the Alcanna transaction, the Company is on target to deliver $6.4 million in cost synergies. These synergies are due to consolidation in key areas such as retail operations, integrated supply and demand planning, and corporate expenses.

SPECIFIED FINANCIAL MEASURES

Certain specified financial measures in this news release are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures provided by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for or superior to measures of performance prepared in accordance with IFRS. These measures are presented and described in order to provide shareholders and potential investors with additional measures in understanding the Company's operating results in the same manner as the management team.

ADJUSTED EBITDA
Adjusted EBITDA is a non-IFRS measure which the Company uses to evaluate its operating performance. Adjusted EBITDA provides information to investors, analysts, and others to aid in understanding and evaluating the Company's operating results in a manner similar to its management team. Adjusted EBITDA is defined as net income (loss) from continuing operations before finance costs, depreciation and amortization, accretion expense, income tax recovery and excluding change in fair value of biological assets, change in fair value realized through inventory, unrealized foreign exchange gains or losses, unrealized gains or losses on marketable securities, change in fair value of derivative warrants, share-based compensation expense, asset impairment, gain or loss on disposal of property, plant and equipment and certain one-time non-operating expenses, as determined by management.  The Company presents both consolidated or total Adjusted EBITDA and Adjusted EBITDA by operating segment.

OPERATING SEGMENTS		---------Cannabis---------
($000s)	Liquor Retail	Retail	Cultivation and Production	Investment	Corporate	Total
Three months ended June 30, 2022
Net earnings (loss)	7,244	217	(7,963)	(90,487)	17,016	(73,973)
Adjustments
Finance costs	2,874	1,070	195	22,305	61	26,505
Change in estimate of fair value of derivative warrants	—	(56)	—	—	(23,600)	(23,656)
Loss on cancellation of contracts	—	—	—	—	—	—
Depreciation and amortization	5,315	3,370	—	—	115	8,800
Income tax recovery	—	—	—	(1,791)	—	(1,791)
Change in fair value of biological assets	—	—	388	—	—	388
Change in fair value realized through inventory	—	—	2,066	—	—	2,066
Unrealized foreign exchange (gain) loss	9	—	10	—	—	19
Unrealized (gain) loss on marketable securities	—	—	—	35,338	—	35,338
Share-based compensation	—	(180)	—	—	618	438
Asset impairment	—	—	1,850	—	—	1,850
Loss (gain) on disposition of PP&E	35	15	(452)	—	—	(402)
Cost of sales non-cash component (1)	—	—	3,440	—	—	3,440
Inventory impairment and obsolescence	—	—	3,871	—	—	3,871
Restructuring costs	—	—	—	(882)	—	(882)
Transaction costs (2)	—	—	—	—	(7,938)	(7,938)
Government subsidies	—	—	—	—	—	—
Other expenses	—	—	—	—	—	—
Adjusted EBITDA	15,477	4,436	3,405	(35,517)	(13,728)	(25,927)
(1) Cost of sales non-cash component is comprised of depreciation expense (2) Transaction costs relate to financing activities

OPERATING SEGMENTS		---------Cannabis---------
($000s)	Liquor Retail(3)	Retail(3)	Cultivation and Production	Investments	Corporate	Total
Three months ended June 30, 2021
Net earnings (loss)	—	—	(75,451)	9,051	14,113	(52,287)
Adjustments
Finance costs	—	—	—	—	40	40
Change in estimate of fair value of derivative warrants	—	—	—	—	(19,810)	(19,810)
Loss on cancellation of contracts	—	—	—	—	—	—
Depreciation and amortization	—	—	828	—	103	931
Income tax recovery	—	—	—	—	—	—
Change in fair value of biological assets	—	—	331	—	—	331
Change in fair value realized through inventory	—	—	456	—	—	456
Unrealized foreign exchange (gain) loss	—	—		—	104	104
Unrealized (gain) loss on marketable securities	—	—	—	1,849	—	1,849
Share-based compensation	—	—	—	—	4,539	4,539
Asset impairment	—	—	60,000	—	—	60,000
Loss (gain) on disposition of PP&E	—	—	22	—	—	22
Cost of sales non-cash component	—	—	1,162	—	—	1,162
Inventory impairment and obsolescence	—	—	1,651	—	—	1,651
Restructuring costs	—	—	—	—	—	—
Transaction costs (2)	—	—	—	—	805	805
Government subsidies	—	—	—	—	—	—
Other expenses	—	—	2	—	—	2
Adjusted EBITDA	—	—	(10,999)	10,900	(106	(205)
(1) Cost of sales non-cash component is comprised of depreciation expense (2) Transaction costs relate to financing activities (3) Segments were created subsequent to June 30, 2021

CONFERENCE CALL

The Company will hold a conference call and webcast at 8:30 a.m. EDT (6:30 a.m. MDT) on Monday, August 15, 2022.

WEBCAST ACCESS
To access the live webcast of the call, please visit the following link:
https://services.choruscall.ca/links/sndl2022q2.html

REPLAY

A telephone replay will be available for one month. To access the replay, dial:
Canada/USA Toll Free: 1-800-319-6413 or International Toll: +1-604-638-9010
When prompted, enter Replay Access Code: 9296 #
The webcast archive will be available for three months via the link provided above.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on Nasdaq under the symbol "SNDL."

SNDL is the largest private sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, and Spiritleaf. SNDL is a licensed cannabis producer that uses state-of-the-art indoor facilities to supply wholesale and retail customers under a cannabis brand portfolio that includes Top Leaf, Sundial Cannabis, Palmetto, Spiritleaf Selects, and Grasslands. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

 For more information on SNDL, please go to www.sndl.com.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company's operational goals, demand for the Company's products, the Company's ability to achieve profitability or its goal of sustainable, positive gross margin and positive free cash flow, the development of the legal cannabis industry, performance of the Company's investments, including through the SunStream joint venture, any potential forms of shareholder value creation, the maintenance of production levels and maintenance or improvement in harvest THC levels (including during the COVID-19 pandemic), the expansion of product offerings, brand and market share and retail networks, and the integration and realization of expected benefits of the acquisition of Alcanna. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see "Item 3.D.—Risk Factors" in the Company's annual report on Form 20-F, filed with the Securities and Exchange Commission ("SEC") on April 28, 2022, and the risk factors included in our other SEC filings for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE SNDL Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: SNDL Inc.

CNW 17:24e 12-AUG-22